UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.       )*

NEURO-HITECH, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

641244108
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 641244108	13G	Page 2 of 7 Pages

1.	Name of Reporting Persons: HI-TECH PHARMACAL CO., INC. I.R.S. Identification Nos. of Above Persons (entities only): 11-2638720
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Not applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,140,610
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,140,610
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,140,610
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 641244108	13G	Page 3 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.       )

Under the Securities Exchange Act of 1934

NEURO-HITECH, INC.
(Name of Issuer)

Item 1(a)

Name of Issuer: Neuro-Hitech, Inc.

Item 1(b)

Address of Issuer=s Principal Executive Offices: One Penn Plaza, Suite 1503, New York, New York 10019

Item 2(a)

Name of Person Filing: Hi-Tech Pharmacal Co., Inc., a Delaware corporation

Item 2(b)

Address of Principal Business Office or, if none, Residence: 369 Bayview Avenue, Amityville, New York 11701

Item 2(c)

Citizenship: United States

Item 2(d)

Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)

CUSIP Number: 641244108

CUSIP NO. 641244108	13G	Page 4 of 7 Pages

Item 3

If this statement is filed pursuant to '240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

(a)  ☐ Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o).

(b)  ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐ Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)  ☐ Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)  ☐ An investment adviser in accordance with §240.13d-1(b)(1) (ii)(E).

(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)  ☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

(h)  ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)      ☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4

Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount Beneficially Owned:
1,140,610
...............................................................................................................

CUSIP NO. 641244108	13G	Page 5 of 7 Pages

(b)      Percent of Class:
9.7%
...............................................................................................................

(c)       Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	1,140,610
(ii)	Shared power to vote or to direct the vote	-0-
(iii)	Sole power to dispose or to direct the disposition of	1,140,610
(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

CUSIP NO. 641244108	13G	Page 6 of 7 Pages

Item 8

Identification and Classification of Members of the Group.

Not applicable

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

HI-TECH PHARMACAL CO., INC.

By:	/s/ David Seltzer
Name: David Seltzer Title: President and Chief Executive Officer